BMO Financial Group Reports Third Quarter 2019 Results

EARNINGS RELEASE

Financial Results Highlights

Third Quarter 2019 Compared With Third Quarter 2018:

•	Reported net income of $1,557 million and adjusted net income[1] of $1,582 million, both up 1%

•	Reported EPS[2] of $2.34 and adjusted EPS[1,2] of $2.38, both up 1%

•	Net revenue[3] of $5,779 million, up 5%

•	Provision for credit losses (PCL) of $306 million compared with $186 million in the prior year; includes provision for performing loans of $63 million

•	ROE of 13.2%, compared with 14.7%; adjusted ROE[1] of 13.5%, compared with 15.0%

•	Common Equity Tier 1 Ratio of 11.4%

•	Dividend of $1.03 unchanged from the prior quarter, up 7% from the prior year

Year-to-Date 2019 Compared With Year-to-Date 2018:

•	Reported net income of $4,564 million, up 22%; adjusted net income[1,4,5] of $4,642 million, up 4%

•	Reported EPS[2] of $6.88, up 23%; adjusted EPS[1,2] of $7.00, up 5%

•	Net revenue[3] of $17,022 million, up 6%

•	Provision for credit losses of $619 million compared with $487 million in the prior year

•	ROE of 13.5%, up from 12.3%; adjusted ROE[1] of 13.7% compared with 14.6%

Toronto, August 27, 2019 – For the third quarter ended July 31, 2019, BMO Financial Group recorded net income of $1,557 million or $2.34 per share on a reported basis, and net income of $1,582 million or $2.38 per share on an adjusted basis.

“BMO continued to deliver strong operating results this quarter demonstrating the resilience of our diversified North American platform, with adjusted earnings per share of $2.38, good revenue growth of 5% and positive operating leverage. Our Canadian and U.S. Personal and Commercial banking businesses together delivered 9% growth in pre-provision pre-tax profit contribution with good balance momentum. Capital Markets continues to perform well, with record revenue in Investment and Corporate Banking. While provisions for credit losses increased this quarter from very low levels, overall credit quality remains strong,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We remain committed to our strategic priorities, including our focus on improving efficiency, which was below 60% on an adjusted basis this quarter, and growing our diversified U.S. businesses, which contributed 34% of the bank’s year-to-date adjusted earnings. Our capital position remains strong at 11.4% and we are taking actions to continue to position our businesses for growth and sustainable long-term performance,” concluded Mr. White.

Return on equity (ROE) was 13.2%, compared with 14.7% in the prior year, and adjusted ROE was 13.5% compared with 15.0% in the prior year. Return on tangible common equity (ROTCE) and adjusted ROTCE were both 15.8% in the current quarter, compared with 18.0% on both a reported and an adjusted basis in the prior year.

Concurrent with the release of results, BMO announced a fourth quarter 2019 dividend of $1.03 per common share, unchanged from the preceding quarter and up $0.07 per share or 7% from the prior year. The quarterly dividend of $1.03 per common share is equivalent to an annual dividend of $4.12 per common share.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)

All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions on other equity instruments.

(3)	Net revenue is reported on a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.
(4)

Reported net income in the first quarter of 2018 included a $425 million (US$339 million) charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act.

(5)

Reported net income in the second quarter of 2018 included a $192 million after-tax ($260 million pre-tax) restructuring charge, primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency, and invest in technology to move our business forward. The restructuring charge is included in non-interest expense in Corporate Services.

  Note: All ratios and percentage changes in this document are based on unrounded numbers.

Our complete Third Quarter 2019 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended July 31, 2019, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Third Quarter Operating Segment Overview

Canadian P&C

Reported net income of $648 million increased $7 million or 1% and adjusted net income of $649 million increased $8 million or 1% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Results reflect good revenue growth, largely offset by higher provisions for credit losses and higher expenses.

During the quarter, we were named Best Commercial Bank in Canada by World Finance for the fifth consecutive year. The award celebrates innovation and a commitment to customer excellence, recognizing best-in-class organizations in a variety of sectors. Earning this award for five consecutive years is reflective of the work BMO has done to develop strong customer loyalty and deepen sector strength.

U.S. P&C

Reported net income of $368 million increased $4 million or 1% and adjusted net income of $379 million increased $3 million or 1% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income was US$277 million compared with US$279 million and adjusted net income was US$285 million compared with US$288 million in the prior year, with good revenue performance offset by higher provisions for credit losses and higher expenses.

BMO Harris Bank was recognized by Forbes’ Magazine as one of America’s Best Employers for Women in 2019. This ranking results from an independent survey of 60,000 U.S. employees nationwide, including 40,000 women, in companies with at least 1,000 employees in their U.S. operations.

BMO Wealth Management

Reported net income was $249 million compared with $291 million and adjusted net income was $257 million compared with $301 million in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $225 million increased $23 million or 11% and adjusted net income of $233 million increased $21 million or 10% driven by higher revenue, partially offset by select investments in the business. Insurance net income was $24 million compared with $89 million in the prior year, primarily due to lower reinsurance results and unfavourable market movements in the current year relative to favourable movements in the prior year.

BMO Private Banking was named Best Private Bank in Canada by World Finance for the ninth consecutive year. In addition, Money Observer named BMO’s Sustainable Opportunities Global Equity Fund the Best Smaller Fund in the Global Growth category for 2019.

BMO Capital Markets

Reported net income of $313 million increased $12 million or 4% and adjusted net income of $318 million increased $15 million or 5% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Net income reflects good revenue performance, net of higher expenses.

BMO Capital Markets has been a long-standing leader as an advisor and underwriter in the metals and mining space. In the current quarter, BMO Capital Markets acted as a financial advisor to Newmont Goldcorp Corporation in its joint venture with Barrick Gold Corporation to combine their respective operations in Nevada, resulting in the world’s largest gold producing complex. This was in addition to acting as a financial advisor to Newmont Mining Corporation in the prior quarter, in connection with Newmont’s acquisition of Goldcorp Inc., which created the world’s leading gold company.

Corporate Services

Reported and adjusted net loss for the quarter was $21 million compared with a reported net loss of $60 million and an adjusted net loss of $55 million in the prior year. Adjusted results exclude acquisition integration costs in the prior year. Adjusted results reflect lower expenses and higher revenue excluding teb.

Adjusted results in this Third Quarter Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.4% at July 31, 2019. The CET1 Ratio increased from 11.3% at the end of the second quarter as retained earnings growth, lower deductions and other net positive changes more than offset business growth.

Provision for Credit Losses

Total provision for credit losses was $306 million compared with $186 million in the prior year. The provision for credit losses ratio was 28 basis points compared with 19 basis points in the prior year. The provision for credit losses on impaired loans of $243 million increased $66 million from $177 million in the prior year, primarily due to higher provisions in our Canadian P&C business. The provision for credit losses on impaired loans ratio was 22 basis points compared with 18 basis points in the prior year. There was a $63 million provision for credit losses on performing loans in the current quarter compared with a $9 million provision for credit losses on performing loans in the prior year.

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Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

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Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section of our Third Quarter 2019 Report to Shareholders for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q3-2019	Q2-2019	Q3-2018	YTD-2019	YTD-2018

Reported Results
Revenue	6,666	6,213	5,794	19,396	17,012
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(887)	(561)	(269)	(2,374)	(962)
Revenue, net of CCPB	5,779	5,652	5,525	17,022	16,050
Total provision for credit losses	(306)	(176)	(186)	(619)	(487)
Non-interest expense	(3,491)	(3,595)	(3,359)	(10,643)	(10,284)
Income before income taxes	1,982	1,881	1,980	5,760	5,279
Provision for income taxes	(425)	(384)	(443)	(1,196)	(1,523)
Net income	1,557	1,497	1,537	4,564	3,756
EPS ($)	2.34	2.26	2.31	6.88	5.60

Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(3)	(2)	(8)	(11)	(16)
Amortization of acquisition-related intangible assets (3)	(29)	(30)	(28)	(90)	(85)
Restructuring costs (4)	-	-	-	-	(260)
Adjusting items included in reported pre-tax income	(32)	(32)	(36)	(101)	(361)

Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(2)	(2)	(7)	(8)	(12)
Amortization of acquisition-related intangible assets (3)	(23)	(23)	(22)	(70)	(66)
Restructuring costs (4)	-	-	-	-	(192)
U.S. net deferred tax asset revaluation (5)	-	-	-	-	(425)
Adjusting items included in reported net income after tax	(25)	(25)	(29)	(78)	(695)
Impact on EPS ($)	(0.04)	(0.04)	(0.05)	(0.12)	(1.07)

Adjusted Results
Revenue	6,666	6,213	5,794	19,396	17,012
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(887)	(561)	(269)	(2,374)	(962)
Revenue, net of CCPB	5,779	5,652	5,525	17,022	16,050
Total provision for credit losses	(306)	(176)	(186)	(619)	(487)
Non-interest expense	(3,459)	(3,563)	(3,323)	(10,542)	(9,923)
Income before income taxes	2,014	1,913	2,016	5,861	5,640
Provision for income taxes	(432)	(391)	(450)	(1,219)	(1,189)
Net income	1,582	1,522	1,566	4,642	4,451
EPS ($)	2.38	2.30	2.36	7.00	6.67

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)

Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. KGS–Alpha acquisition integration costs are reported in BMO Capital Markets. Acquisition integration costs are recorded in non-interest expense.

(3)

These expenses were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 14, 15, 17, 19 and 20 of our Third Quarter 2019 Report to Shareholders.

(4)

In Q2-2018, we recorded a restructuring charge, primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency and invest in technology to move our business forward. Restructuring costs are included in non-interest expense in Corporate Services.

(5)

Charge related to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cut and Jobs Act. For more information see the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

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Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2019 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could”.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; the Canadian housing market; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber security, including the threat of hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section which begin on page 78 of BMO’s 2018 Annual Report, and the Risk Management section of our Third Quarter 2019 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 Annual Report under the heading “Economic Developments and Outlook”, as updated by the Economic Review and Outlook section set forth in our Third Quarter 2019 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy. See the Economic Review and Outlook section of our Third Quarter 2019 Report to Shareholders.

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INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2018 annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 27, 2019, at 7:15 a.m. (ET). The call may be accessed by telephone at 416-641-2144 (from within Toronto) or 1-888-789-9572 (toll-free outside Toronto), entering Passcode: 4374112#. A replay of the conference call can be accessed until Monday, December 2, 2019, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 4234667#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Jill Homenuk, Head, Investor, Media & Government Relations, jill.homenuk@bmo.com, 416-867-4770

Tom Little, Director, Investor Relations, tom.little@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

May 2019: $103.32

June 2019: $98.49

July 2019: $100.41

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and

disclosures online, please visit our website at

www.bmo.com/investorrelations.

Our 2018 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2018 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2020 The next Annual Meeting of Shareholders will be held on Tuesday, March 31, 2020, in Toronto, Ontario.

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